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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                          Hanger Orthopedic Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   41043F-208
                 -----------------------------------------------
                                 (CUSIP Number)

                                November 21, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 10 Pages

                                  SCHEDULE 13G

ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208

--------------------------------------------------------------------------------
   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
       13-3371826
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
           ---------------------------------------------------------------------

       (b)
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.  SEC Use Only
                    ------------------------------------------------------------
--------------------------------------------------------------------------------
   4.  Citizenship or Place of Organization   Delaware
                                             -----------------------------------
--------------------------------------------------------------------------------
                                             4,506,049.87 shares of the Issuer's
                                             Common Stock, $0.01 par value per
                                             share (the "Common Stock"),
                                             (assuming the conversion of the 7%
                                             Redeemable Preferred Stock, $0.01
                                             par value per share (the "Preferred
                                             Stock"), and exercise of a warrant
                                             for the purchase of 360,000 shares
  Number of Shares    5.  Sole Voting Power  of Common Stock)
  Beneficially                              ------------------------------------
  Owned by Each      -----------------------------------------------------------
  Reporting Person
  With:               6.  Shared Voting Power
                                              ----------------------------------
                     -----------------------------------------------------------
                                                  4,506,049.87 shares of Common
                                                  Stock (assuming the conversion
                                                  of the Preferred Stock and
                                                  exercise of a warrant for the
                                                  purchase of 360,000 shares of
                      7.  Sole Dispositive Power  Common Stock)
                                                 -------------------------------
                     -----------------------------------------------------------
                      8.  Shared Dispositive Power
                                                   -----------------------------
--------------------------------------------------------------------------------
                                       4,506,049.87 shares of Common Stock
                                       (assuming the conversion of the Preferred
                                       Stock and exercise of a warrant for the
   9.  Aggregate Amount Beneficially   purchase of 360,000 shares of Common
       Owned by Each Reporting Person  Stock)
                                      ------------------------------------------
--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
  11.  Percent of Class Represented by Amount in Row (9)  18.5%
                                                         -----------------------
--------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                               Page 2 of 10 Pages

                                  SCHEDULE 13G

ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208

PRELIMINARY NOTE: This Schedule 13G is being filed in connection with the sale by the Reporting Person of 535,200 shares of the Issuer's Common Stock for an aggregate net sale price of $6,154,614.74 in an open market transaction.

ITEM 1.

          (A)  NAME OF ISSUER:

               Hanger Orthopedic Group, Inc.

          (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               Two Bethesda Metro Center, Suite 1200
               Bethesda, Maryland 20814

ITEM 2.

          (A)  NAME OF PERSON FILING:

               J.P. Morgan Partners (BHCA), L.P.

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (C)  CITIZENSHIP:

               Delaware

          (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock, par value $0.01 per share

          (E)  CUSIP NUMBER:

               41043F-208

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.  OWNERSHIP

          (A)  AMOUNT BENEFICIALLY OWNED:

               4,506,049.87 shares of Common Stock (assuming the conversion of the Preferred Stock and exercise of the Unexercised Warrant for the purchase of 360,000 shares of Common Stock).

          (B)  PERCENT OF CLASS:

               18.5% (as of November 12, 2002).

          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:



                               Page 3 of 10 Pages

                                  SCHEDULE 13G

ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208


                    (i) Sole power to vote or to direct the vote 4,506,049.87 shares of Common Stock (assuming the conversion of the Preferred Stock and exercise of the Unexercised Warrant for the purchase of 360,000 shares of Common Stock).

                    (ii) Shared  power  to  vote  or to  direct  the  vote:  Not applicable.

                   (iii) Sole power to dispose or to direct the  disposition of:
                         4,506,049.87 shares of Common Stock (assuming the conversion of the Preferred Stock and exercise of the Unexercised Warrant for the purchase of 360,000 shares of Common Stock).

                    (iv) Shared  power  to  dispose or to direct the disposition of: Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               (a) Not applicable.

               (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 4 of 10 Pages

                                  SCHEDULE 13G

ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2002

                                           J.P. MORGAN PARTNERS (BHCA), L.P.


                                           By: JPMP Master Fund Manager, L.P.,
                                               its General Partner

                                           By: JPMP Capital Corp.,
                                               its General Partner

                                           By: /s/ Eric A. Green
                                               ------------------------
                                               Name:  Eric A. Green
                                               Title: Managing Director









                               Page 5 of 10 Pages

                                  SCHEDULE 13G

ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208



                                  EXHIBIT 2(a)


               This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

               JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.





                               Page 6 of 10 Pages

                                  SCHEDULE 13G

ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208


                                                                      SCHEDULE A


                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             Buck French*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President and Assistant Secretary                 James Hutter*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Richard Madsen*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Thomas Szymoniak*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**
Assistant Secretary                                           Euisun Lisa Lee**
Assistant Secretary                                           Timothy Samson**

----------
(1) Each of whom is a United States citizen except for Messrs. Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



                               Page 7 of 10 Pages

                                  SCHEDULE 13G

ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208



                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*








----------
(1) Each of whom is a United States citizen except for Messrs. Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.










                               Page 8 of 10 Pages

                                  SCHEDULE 13G

ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208


                                                                      SCHEDULE B


                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                      William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank             Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial             David A. Coulter*
  Services and Management and Private Banking
Director of Human Resources                                            John J. Farrell*
Vice Chairman; Chairman, Investment Bank                               Walter A. Gubert*
Vice Chairman                                                          Thomas B. Ketchum*
Director of Corporate Marketing and Communications                     Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank             Donald H. Layton*
Vice Chairman                                                          James B. Lee Jr. *
General Counsel                                                        William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration     Marc J. Shapiro*
Vice Chairman                                                          Jeffrey C. Walker**
Executive Vice President; General Auditor                              William J. Moran*
Chief Financial Officer                                                Dina Dublon*
Executive Vice President; Head of Market Risk Management               Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                 David B. Edelson*
Managing Director; Head of Credit Risk Policy                          Suzanne Hammett*
Corporate Secretary                                                    Anthony James Horan*
Senior Vice President; Chief Compliance Officer                        Gregory S. Meredith*
Controller                                                             Joseph L. Scalfani*
Assistant Corporate Secretary                                          James C. Berry*


                                  DIRECTORS(1)

                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                      Retired Chairman of the Board and
                                       Chief Executive Officer
                                       Deere & Company
                                       One John Deere Place
                                       Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                      Chairman and Chief Executive Officer
                                       Bechtel Group, Inc.
                                       P.O. Box 193965
                                       San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                       The Hearst Corporation
                                       959 Eighth Avenue
                                       New York, New York 10019
--------------------------------------------------------------------------------

----------
(1) Each of whom is a United States citizen except for Messrs. Irigoin, and Soghikian.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.




                               Page 9 of 10 Pages

                                  SCHEDULE 13G

ISSUER: Hanger Orthopedic Group, Inc.                      CUSIP NO.: 41043F-208


                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                   Chairman of the Board
                                       Honeywell International
                                       P.O. Box 3000
                                       Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                      Chairman of the Board
                                       Ryder System, Inc.
                                       3600 N.W. 82nd Avenue
                                       Miami, Florida 33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                    Retired Co-Chairman
                                       BP Amoco p.l.c.
                                       1111 Warrenville Road, Suite 25
                                       Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                        President and Trustee
                                       American Museum of Natural History
                                       Central Park West at 79th Street
                                       New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                  President and Chief Executive Officer
                                       The College Fund/UNCF
                                       9860 Willow Oaks Corporate Drive
                                       P.O. Box 10444
                                       Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.              Chairman of the Board and Chief Executive
                                       Officer
                                       J.P. Morgan Chase & Co.
                                       270 Park Avenue, 8th Floor
                                       New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                      Of Counsel
                                       Skadden, Arps, Slate, Meagher & Flom LLP
                                       Four Times Square
                                       New York, New York 10036
--------------------------------------------------------------------------------
 Lee R. Raymond                        Chairman of the Board and Chief Executive
                                       Officer
                                       Exxon Mobil Corporation
                                       5959 Las Colinas Boulevard
                                       Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                      Chairman of the Board
                                       American Home Products Corporation
                                       5 Giralda Farms
                                       Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                         Chief Executive Officer
                                       U.S. Olympic Committee
                                       One Olympic Plaza
                                       Colorado Springs, CO 80909
--------------------------------------------------------------------------------
 Marina v.N. Whitman                   Professor of Business Administration and
                                       Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------



                               Page 10 of 10 Pages